Docebo Inc. Announces Voting Results from its Annual General Meeting of Shareholders
Toronto, Ontario, June 11, 2024 – Docebo Inc. (NASDAQ: DCBO; TSX: DCBO) (“Docebo” or the “Company”) announced today the results of voting at its annual general meeting of shareholders held on June 11, 2024 (the “Meeting”).
Each of the six nominees listed in the Company’s management information circular dated April 8, 2024 provided in connection with the Meeting were elected as directors of the Company. Docebo received proxies and virtual votes at the Meeting as set out below:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Jason Chapnik	22,994,295	93.222%	1,671,902	6.778%
James Merkur	24,605,334	99.753%	60,863	0.247%
Kristin Halpin Perry	24,542,260	99.498%	123,937	0.502%
Steven E. Spooner	24,523,722	99.422%	142,475	0.578%
William Anderson	24,617,009	99.801%	49,188	0.199%
Trisha Price	24,641,335	99.899%	24,862	0.101%

In addition, Docebo reports that an ordinary resolution approving the appointment of KPMG LLP as Docebo’s auditors for the 2024 fiscal year was passed by a majority of the votes represented at the Meeting.
Details of the voting results on all matters considered at the Meeting are available in the Company’s report of voting results, which is available under Docebo’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
About Docebo
Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and measure the business impact of their learning programs. With Docebo’s end-to-end learning platform, organizations worldwide are equipped to deliver scaled, personalized learning across all their audiences and use cases, driving growth and powering their business.
For further information, please contact:
Mike McCarthy
Vice President – Investor Relations
(214) 830-0641
mike.mccarthy@docebo.com